July 3, 2024

Matthew Krueger
Chief Financial Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

       Re: Asset Entities Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-280020
Dear Matthew Krueger:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
General

1. We note your response to prior comment 1 and the reduction in the size of the offering relative to the number of shares outstanding and the addition of a reverse stock split feature when any Series A preferred shares are outstanding. Please provide us with a detailed legal analysis regarding why this should not be considered a primary offering with Ionic Ventures LLC ("Ionic") acting as an underwriter. As part of your analysis, consider the length of time the shares have been held by Ionic, the ongoing nature of the
       Securities Purchase Agreement and sale of Series A preferred stock to Ionic, the business of Ionic Ventures, the circumstances under which Ionic acquired or will acquire the Series
       A preferred shares, and when viewed in light of all the facts and circumstances, whether
       Ionic is acting as a conduit for Asset Entities. Refer to Securities Act Rules Compliance
       and Disclosure Interpretations 612.09.
 July 3, 2024
Page 2

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-
3334 with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Technology
cc:   Louis A. Bevilacqua, Esq.